Filed by Timmins Gold Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under the Securities Exchange Act of 1934

Subject Company: Capital Gold Corp.

Commission File No.: 333-172161

Suite 520 – 609 Granville Street

Vancouver, BC, V7Y 1G5

Tel.: (604) 682-4002

Fax: (604) 682-4003

March 2, 2011	TSX-V: TMM

TIMMINS GOLD CORP REPORTS Q3

OPERATING AND FINANCIAL RESULTS

SAN FRANCISCO MINE GENERATES US$16 MILLION IN NET

PROFITS BEFORE TAXES

March 2, 2011 Timmins Gold Corp., Vancouver B.C. (TSX.V-TMM) (“Timmins” or the “Company”) is pleased to report to shareholders on its operating and financial results for the three and nine month periods ending December 31, 2010. All currency in this report is in Canadian dollars unless otherwise indicated.

The major highlights for the three months ended December 31, 2010, which was only the third quarter of commercial operations at the San Francisco Mine, include the following:

Third Quarter Highlights

•	Gold sales for this fiscal quarter were 20,030 ounces representing an increase in gold sales of 28% over the prior quarter;

•	Positive Income from Operations of US$16.0 million or US$0.12 per share for the three months ended December 31, 2010, as compared to US$5.43 million or US$0.04 per share for the previous quarter[1];

•	Operating costs at the mine in terms of costs per ounce sold for the three months ended December 31, 2010 were US$439 ($445) compared to US$515 ($534) for the previous quarter[1];

•

Net income after tax for the quarter ended December 31, 2010 was $7.5 million or $0.06 per share ($0.05 on a diluted basis) compared to $0.9 million or $0.01 per share (on a basis and diluted basis) for the previous quarter[1];

[1]	Q2 2011 numbers were restated. Please refer to the Q3 2011 financial statements for the restated Q2 2011 numbers.

•

Tonnes of ore placed on the leach pads for the three months ended December 31, 2010 totaled 1,208,678 at an average grade of 0.939 grams per tonne, an increase of 10.8% and 14.9%, respectively over the prior quarter. On average 402,893 tonnes of ore per month were placed on the heap leach pads (13,430 tonnes per day). In total 36,477 ounces of gold were placed on the leach pads or 27.3% more ounces than were placed on the leach pads in the previous quarter;

•

Total direct mine operating cost per tonne of ore placed on the leach pads were $12.64 per tonne for the quarter ended December 31, 2010 versus $11.36 per tonne during the previous quarter[1], an increase of 11.3%. The increase in cost per tonne was due primarily to an increase in the strip ratio coupled with a revision in the mining contract escalating formula as well as an important increase in the cost of diesel fuel.

Bruce Bragagnolo, CEO of the Company, in commenting on the results for the Company’s third ever quarter of operations at the San Francisco Mine said “The Mine’s performance during the three months ended December 31, 2010 continues to be on schedule. The achievement of quarterly gold sales of 20,030 ounces at an operating cost of US$439 per ounce speaks volumes for the hard work of the production team at the mine. We achieved or surpassed all our production targets and saw continuing increases in all operating metrics, including mine production, ore deposited on leach pads, gold recovery and gold and silver sales. We are also very pleased with the exploration efforts in the vicinity of the San Francisco Mine which resulted in a 28% increase in the measured and indicated resources at the San Francisco mine.”

“We are restating our second quarter financial statements to correct an adjustment to the amortization of our strip ratio over the life of the mine. The net result of the restatement is a reduction in cash costs to US$515 per ounce for the second quarter ended September 30, 20101.”

CONSOLIDATED RESULTS

For the three months ended December 31, 2010, Timmins reported a net income after tax of $7,537,351 or $0.06 per share ($0.05 on a diluted basis) on revenue of $28.0 million. This compared to a net loss of $1,793,238 million or $(0.02) per share (basic and diluted) during the three months ended December 31, 2009, a period during which commercial operations at the San Francisco Mine had not yet commenced. The financial performance of the Company benefitted from continued strong gold prices and a successful and increasing operating performance at the San Francisco Mine. During the third quarter ended December 31, 2010, cost of sales was $8.9 million. General and administration costs were $687,589 in the third quarter of 2010 compared to $1,489,043 during the third quarter of 2009. Depreciation and amortization charges in this quarter were $2,117,888 compared to $16,321 in the comparable quarter last year. Other expenses during this quarter consisted primarily of the interest expense, mostly attributable to interest on the gold loan, of $4,341,617 and foreign exchange gains, net of interest income, of $774,085.

As a result of the foregoing factors, net income before taxes was $12,246,629 for the third quarter of 2010 compared to a loss of $1,793,238 for the third quarter of 2009. For the three months ended December 31, 2010, net income, after taxes, was $7,537,351 or $0.06 per share

($0.05 on a diluted basis) compared to a net loss of $1,793,238 or $(0.02) per share (basic and diluted) for the three month period ended December 31, 2009.

For the nine month period ended December 31, 2010, the company reported net income before taxes of $16,542,350 or $0.13 per share ($0.11 on a diluted basis), compared to a loss of $3,159,567 or $(0.03) per share (basic and diluted) for the nine month period ended December 31, 2009. For the same nine month period, net income, after taxes, was $7,623,020 or $0.06 per share ($0.05 on a diluted basis) on sales of $62.6 million. This compares to a loss of $3,159,567 for the comparable nine month period of the previous year with, proceeds from the sale of gold and silver were applied as a reduction to the construction and commissioning costs of the Mine.

The remaining third party long-term debt obligation of the Company is the gold loan which was used to complete the commissioning of the mine. During the quarter an additional three scheduled monthly repayments were made which totaled to the cash equivalent value of 5,001 ounces of gold with a gross value of US $6.95 million. As of the date of this press release, the Company has already made six out of twelve payments on the gold loan totaling US $13.43 million in payments. Six more monthly payments are due with the last one scheduled for August of 2011. At the end of the quarter the Company had $4.6 million cash on hand compared to cash on hand of $2.7 million on March 31, 2010.

THE SAN FRANCISCO MINE

The table below illustrates certain key operating statistics for the San Francisco Mine for the three quarters ended December 31, 2010. There were no comparable statistics to report for the three months ended December 31, 2009.

	Apr-Jun 2010		Jul-Sep 2010			Oct-Dec 2010		Total
Total material mined (000s mt)		4,983		4,969			5,777		15,729
Ore to leach pads (000s mt)		905		1,091			1,209		3,205
Ore grade (g/t Au)		0.718		0.817			0.939		0.835
Gold sold (Au oz)		11,290		15,690			20,030		47,010
Ore processed per day (mt)		9,948		11,856			13,430		13,282
Operating cost per ounce sold (US$)	US$	697	US$	515	[1]	US$	439	US$	526

The Company has achieved the following significant improvements in its operating performance:

• In November a 28% increase in the measured and indicated mineral resources was announced based solely on the first phase of the calendar year 2010 drill program;

• Significant improvements to grade control in the pit were implemented;

• The mining contractor brought two additional drills, one additional shovel and five more trucks onto the property to expand production;

• Operations are seeing continued improvements in tonnes mined per day and ore placed on leach pads per day, increasing from 9,948 tonnes processed per day during the April to June quarter to 11,856 tonnes processed per day during the July to September quarter to 13,430 tonnes per day in this quarter, an increase of 35% in productivity since beginning of commercial production.

ABOUT TIMMINS

Focused in Mexico, Timmins Gold Corp. became a gold producer in April 2010 with the commencement of commercial production at its wholly owned San Francisco Mine in Sonora, Mexico. In addition, the Company has a number of other properties in Mexico.

For more information, please contact:

Bruce Bragagnolo LLB

CEO, Director

Vancouver, B.C.

Tel: 604-638-8980

bruce@timminsgold.com

or

Alex Tsakumis

VP Corporate Development

Vancouver, B.C.

604-638-8976

alex@timminsgold.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, believes”, “estimates”, “predicts”, “potential”, or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggestions herein. Except as required by applicable law, Timmins Gold does not intend to update any forward-looking statements to conform these statements to actual results.

Timmins filed a prospectus/offer to exchange and registration statement on Form F-4 with the SEC on February 10, 2011. In addition, Timmins has filed a definitive proxy statement in connection with Capital Gold Corporation’s special meeting of stockholders. Capital Gold Corporation’s stockholders are urged to read these documents, all other applicable documents, and any amendments or supplements thereto when they become available, because each contains or will contain important information. Such documents are or will be available free of charge at the SEC’s website (www.sec.gov) or by directing a request to Innisfree M&A Incorporated, 501 Madison Avenue, 20th Floor, New York, NY 10022, U.S.A., at 877-800-5182 (toll free for stockholders) or 212-750-5833 (collect for banks and brokers).

Timmins and its directors and executive officers and other persons may be deemed to be participants in any solicitation of Capital Gold Corporation’s stockholders in connection with the proposed transaction. Information about the directors and executive officers of Timmins and other persons that are participants in such solicitation will be included in the proxy statement that will filed by Timmins in connection with Capital Gold Corporation’s special meeting of stockholders. Investors may obtain additional information regarding the interests of such participants, which may be different from those of Capital Gold Corporation’s stockholders generally, by reading the proxy statement and other documents filed with the SEC when they become available.